March 6, 2025

Leung Chun Yip
Chief Executive Officer
Everbright Digital Holding Ltd.
Unit 1A, 10/F
C-Bons International Centre
108 Wai Yip Street, Kwun Tong
Hong Kong

       Re: Everbright Digital Holding Ltd.
           Registration Statement on Form F-1
           Filed February 25, 2025
           File No. 333-28191
Dear Leung Chun Yip:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 Filed February 25, 2025
Capitalization, page 50

1.     You disclose 500,000,000 Ordinary Shares authorized and 25,000,000
Ordinary
       Shares outstanding with a total par value of $1,000 as of June 30, 2024 on page 50.
       We also note that you use 25,000,000 shares outstanding as of June 30, 2024 to calculate the dilution disclosure on page 51. These amounts appear to be inconsistent with what you disclose in your unaudited interim condensed consolidated balance sheets as of June 30, 2024 on page F-3. Please revise to reconcile the difference.
Dilution, page 51

2. Please remove the balance of intangible assets from your calculation of Net Tangible
       Book Value and revise your disclosures accordingly.
 March 6, 2025
Page 2

3. Please tell us your calculations of the $0.05 increase (decrease) in the as adjusted net tangible book value per share and the $3.73 increase (decrease) in the dilution to new investors per share when there is a $1.0 increase (decrease) in the assumed initial public offering price of $4.50 per Ordinary Share.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Yarona L. Yieh